UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month March 2021

(Commission File No. 001-35193)

Grifols, S.A.

(Translation of registrant’s name into English)

Avinguda de la Generalitat, 152-158

Parc de Negocis Can Sant Joan

Sant Cugat del Valles 08174

Barcelona, Spain

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes ☐  No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes ☐  No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-         .                       .

Grifols, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Other Relevant Information, dated March 12, 2021	3

Grifols, S.A. Avinguda de la Generalitat 152-158 08174 Sant Cugat del Vallès Barcelona - ESPAÑA Tel. [34] 935 710 500 Fax [34] 935 710 267 www.grifols.com

Pursuant to the provisions of article 227 of the Consolidated Text of the Securities Market Act, approved by the Legislative Royal Decree 4/2015, of 23 October, Grifols, S.A. (“Grifols”) hereby informs about the following

OTHER RELEVANT INFORMATION

The Board of Directors of Grifols has resolved to implement a buy-back programme of Grifols’ own shares (the “Buy-back Programme”), in accordance with the authorisation granted by the Ordinary General Shareholders’ Meeting held on 9 October 2020 under item twelve of its agenda.

The Buy-back Programme will be carried out pursuant to the provisions of the Regulation (EU) No 596/2014 of the European Parliament and of the Council of 16 April 2014 on market abuse (market abuse regulation) and repealing Directive 2003/6/EC of the European Parliament and of the Council and Commission Directives 2003/124/EC, 2003/125/EC and 2004/72/EC (the “MAR”) and Commission Delegated Regulation (EU) 2016/1052 of 8 March 2016 supplementing Regulation (EU) No 596/2014 of the European Parliament and of the Council with regard to regulatory technical standards for the conditions applicable to buyback programmes and stabilisation measures (the “Delegated Regulation” with the exception of article 2 para. 1 a) of the Delegated Regulation. The Delegated Regulation together with the MAR, the “Buy-back Programme Rules”).

The Buy-back Programme will be executed under the following terms:

-	Purpose: the Buy-back Programme is executed with the aim of using the own shares as a consideration in certain future acquisitions that Grifols may carry out (as Grifols has done in previous occasions).

-	Maximum number of shares and maximum net investment: the maximum number of shares to be acquired under the Buy-Back Programme is set at 6,875,549 Grifols' shares, specifically 4,261,298 Class A shares and 2,614,251 Class B shares, representing 1% approximately of the share capital of Grifols as of the date thereof. The maximum net investment is EUR 125,000,000. The purchase of Class A and Class B shares is made on a pro rata basis, in accordance with the Articles of Association.

-	Buy-back Programme execution: Grifols has entrusted the execution of the Buy-back Programme to an independent bank. The bank will make its decisions regarding the number of shares, share price and time at which any share purchase is carried out, independently of and without influence of Grifols in accordance with the Buy-back Programme Rules. Grifols will thus not exercise control over the bank's decisions in this respect.

-	Price and volume conditions: the own shares will be purchased in accordance with the conditions of price and volume established in the Buy-back Programme Rules. In particular, the bank shall make any purchase independent of and uninfluenced by Grifols.

Grifols, S.A.

Avinguda de la Generalitat 152-158
08174 Sant Cugat del Vallès
Barcelona - ESPAÑA

Tel. [34] 935 710 500
Fax [34] 935 710 267

www.grifols.com

-	Duration: the Buy-back Programme will start on 12 March 2021 and will remain in force until 14 June 2021 (both days included). Nevertheless, Grifols reserves the right to early terminate the Buy-back Programme if, prior to the last effective date (i.e. 14 June 2021), would have served its purpose and, in particular, if Grifols has purchased shares for a price that reaches the amount of the maximum investment or the maximum number of shares authorised by the Board of Directors, or if there is any other circumstance that would advise it. The interruption, termination or amendment of the Buy-back Programme as well as the share purchase transactions completed by virtue thereof, will be disclosed to the Spanish National Securities Market Commission (or any other regulatory authority that, where applicable, should be aware of it) and will be published on Grifols' website in accordance with the Buy-back Programme Rules.

In Barcelona, on 12 March 2021

Nuria Martín Barnés
Secretary of the Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Grifols, S.A.

By:	/s/ David I. Bell
	Name:	David I. Bell
	Title:	Authorized Signatory

Date:  March 12, 2021